*AB 3/1

12014133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Execution & Clearing Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/10

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Execution & Clearing Services LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Execution & Clearing Services LLC for the year ended December 31, 2011 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Timothy P. Dunham
Chief Financial Officer

Nicholas Cappelleri
Chief Operations Officer

Kathryn M. Smith

KATHRYN M. SMITH
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 09/08/2015

Knight Execution & Clearing Services LLC

Statement of Financial Condition
December 31, 2011

SEC Mail Processing
Section
FEB 29 2012
Washington, DC
110

Knight Execution & Clearing Services LLC
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Member of
Knight Execution & Clearing Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Execution & Clearing Services LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Knight Execution & Clearing Services LLC
Statement of Financial Condition
December 31, 2011

(in thousands)

Assets		
Cash and cash equivalents	$	3,691
Cash segregated under federal and other regulations		4,000
Collateralized agreements:		
Securities borrowed		1,337,538
Receivable from brokers, dealers and clearing organizations		255,047
Receivable from customers		19,558
Fixed assets and leasehold improvements, at cost, less, accumulated depreciation and amortization of $9,567		8,713
Goodwill		109,667
Intangible assets, less accumulated amortization of $23,138		14,673
Other assets		3,694
Total assets	$	1,756,581
Liabilities and Member's Equity		
Liabilities		
Collateralized financing agreements:		
Securities loaned	$	697,998
Financial instruments sold under agreements to repurchase		360,000
Payable to brokers, dealers and clearing organizations		374,922
Payable to customers		23,663
Payable to affiliates		11,508
Accrued compensation expense		9,100
Accrued expenses and other liabilities		16,106
Total liabilities		1,493,297
Commitments and contingent liabilities (Note 12)		
Member's equity		263,284
Total liabilities and member's equity	$	1,756,581

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Clearing & Execution Services LLC (the "Company") is a single member limited liability Company organized in the state of Delaware. The Company's member is Knight Capital Holdings LLC ("KCH"). The Company's ultimate parent is Knight Capital Group, Inc. ("KCG"). On January 1, 2011, the Company, formerly known as Knight Clearing Services LLC ("KCS") merged with two affiliates: Knight Direct LLC and Knight Bondpoint, Inc. The net assets of the merged affiliates were recorded at their net book value as of the close of business December 31, 2010. The surviving entity (KCS) then changed its name to Knight Clearing & Execution Services LLC.

The Company is a broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"), the Depository Trust Company, the National Securities Clearing Corporation, the Options Clearing Corporation and a member of the New York Stock Exchange ("NYSE"), NYSE Arca, NYSE Amex, the International Securities Exchange, the National Stock Exchange, The Chicago Board Options Exchange, the CBOE Stock Exchange, Nasdaq OMX, Nasdaq OMX BX, Nasdaq OMX PHLX, BATS, Direct Edge, the National Futures Association and the Municipal Securities Rulemaking Board.

The Company's operating activities consist of the following:

The Company provides settlement and clearance services for its affiliated broker dealers and clears the majority of its own customer transactions.

Through its Knight Direct platform, the Company provides a comprehensive, customizable execution management system that provides clients with the ability to execute trades across asset classes through a wide array of global destinations. The business offers direct market access trading through the use of EdgeTrade algorithms and internal crossing through the Knight Match® product.

Through its Knight BondPoint platform, the Company provides electronic fixed income trading solutions to sell-side firms. Knight BondPoint operates a fixed income ECN that serves as an electronic inter-dealer system and allows clients to access live and executable offerings. Knight BondPoint also provides a front-end application for brokers and advisors as well as a trading application for traders.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Collateralized Agreements and Financing

Collateralized agreements consist of securities borrowed. Collateralized financings consist of securities loaned and financial instruments sold under agreements to repurchase.

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received, which approximates fair value. These items are not materially sensitive to shifts in interest rates because they are short term in nature and fully collateralized. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with

the lender. Securities loaned transactions help finance the clearance and settlement activities whereby the Company lends stock in exchange for the receipt of cash or other collateral from the borrower. In these transactions, the Company receives or lends cash or other collateral in an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed or loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Financial instruments sold under agreements to repurchase are used to finance securities inventory of affiliated introducing brokers and are recorded at their contractual amount, which approximates fair value. These items are not materially sensitive to shifts in interest rates because they are short term in nature and fully collateralized. The Company has entered into tri-party repurchase agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these securities on a daily basis. The market value of the securities delivered must be equal to or in excess of the principal amount loaned under the tri-party repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate.

Goodwill and Intangible Assets
The Company tests goodwill and intangible assets with an indefinite useful life for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company amortizes other intangible assets on a straight line basis over their estimated useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Foreign Currencies
The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Income Taxes
The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the Statement of Financial Condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. Net deferred tax liabilities are included in Accrued expenses and other liabilities on the Statement of Financial Condition.

Stock-Based Compensation
Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company. Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. The Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations.

The Company applies a nonsubstantive vesting period approach for stock- based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events
The Company evaluated all activities through February 27, 2012 of this financial statement.

3. Collateralized Transactions

The Company receives financial instruments as collateral in connection with securities borrowed. Such financial instruments generally consist of equity and convertible securities but may include obligations of the U.S. government, federal agencies, sovereignties and corporations. In most cases, the Company is permitted to deliver or repledge these financial instruments in connection with securities lending and other secured financings and meeting settlement requirements.

As of December 31, 2011, the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge was $1.29 billion, of which $1.23 billion had been delivered or repledged, and $275.9 million could be repledged by the receiving counterparty.

The Company also pledges custodial assets owned by an affiliated broker in order to finance securities inventory positions of the affiliated broker to counterparties who, in turn, are permitted to deliver or repledge them. Financial instruments pledged to counterparties that have the right to deliver or re-pledge them were $399.2 million at December 31, 2011.

Additionally, the Company enters into collateralized transactions in order to finance securities inventory positions of an affiliated broker. Under these transactions, the Company pledges certain financial instruments to collateralize repurchase agreements. Financial instruments owned by an affiliated broker and pledged to counterparties that did not have the right to sell or repledge such financial instruments consisted of equity securities with a fair value of $399.1 million as of December 31, 2011. Repurchase agreements are short-term and mature within one year.

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2011 consist of the following:

(in thousands)	Receivable	Payable
Affiliated introducing brokers	$ -	$ 273,733
Clearing organizations	189,656	91,131
Securities failed to deliver/receive	60,343	5,810
Other	5,048	4,248
	$ 255,047	$ 374,922

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations, which are not materially sensitive to shifts in interest rates and are short term in nature, approximates fair value.

5. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on delivery versus payment ("DVP") and receive versus payment ("RVP") transactions. Securities owned by customers are held as collateral for receivables.

6. Fixed Assets and Leasehold Improvements

Fixed Assets and leasehold improvements comprise the following:

(in thousands)	
Leasehold improvements	$ 1,026
Furniture and fixtures	595
Computer software	12,669
Equipment	814
Computer hardware	3,176
	18,280
Less: Accumulated depreciation	9,567
	$ 8,713

During the third quarter of 2011, the Company recorded a capitalized software write-down of $1.03 million relating to a corporate restructuring.

7. Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The test considers the profitability of the Company, the assessment of the fair value and the overall market value of the Company compared to the net book value. The Company tested for the impairment of goodwill and intangible assets with indefinite useful lives and based on these tests management concluded that there was no impairment at December 31, 2011.

No events occurred in 2011 that would indicate that the carrying amounts of the Company's goodwill may not be recoverable.

The following table summarizes the Company's Goodwill as of December 31, 2011:

(in thousands)

Purchase of EdgeTrade business	$	51,730
Purchase of Direct Trading business		43,771
Purchase of ValuBond business		14,166
Total Goodwill	$	109,667

Substantially all of the intangible assets are deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from four to fifteen years. The weighted average remaining life of the Company's intangible assets at December 31, 2011 is approximately 6 years.

The following table summarizes the Company's Intangible assets, net of accumulated amortization as of December 31, 2011:

(in thousands)

Customer and broker relationships (1)		
Gross carrying amount	$	23,200
Accumulated amortization		(15,858)
Net carrying amount		7,342
Trade names (2)		
Gross carrying amount		4,300
Accumulated amortization		(1,135)
Net carrying amount		3,165
Other (3)		
Gross carrying amount		10,310
Accumulated amortization		(6,145)
Net carrying amount		4,165
Total		
Gross carrying amount		37,810
Accumulated amortization		(23,137)
Net carrying amount	$	14,673

(1) Customer and broker relationships relate to the Direct Trading and EdgeTrade acquisitions. The weighted average remaining life is approximately 5 years as of December 31, 2011. Lives may be reduced depending upon actual retention rates.

(2) Trade names relate to the acquisition of EdgeTrade. The weighted average remaining life is approximately 11 years as of December 31, 2011.

(3) Other includes technology and noncompete agreements acquired by the Company. The weighted average remaining life is approximately three years as of December 31, 2011.

No events occurred in 2011 that would indicate that the carrying amounts of the Company's intangible assets may not be recoverable.

8. Credit Facility

On June 29, 2011, the Company and an affiliate, entered into a $200.0 million one-year Revolving Credit Agreement (the "Revolving Credit Agreement") with a consortium of banks. The Revolving Credit Agreement is guaranteed by KCG. As of December 31, 2011, there were no outstanding borrowings under the Revolving Credit Agreement. Any amounts borrowed under the Revolving Credit Agreement are repayable on June 27, 2012.

The Revolving Credit Agreement comprises two classes of loans: Borrowing Base A and Borrowing Base B. The proceeds of the Borrowing Base A Loans are available to the Company and the affiliate and may be used to meet the short-term liquidity needs of the Company or the affiliate arising in the ordinary course of clearing and settlement activity. The proceeds of the Borrowing Base B Loans are only available to the Company and can only be used to fund National Securities Clearing Corporation ("NSCC") margin deposits.

Borrowings under the Revolving Credit Agreement bear interest at a rate equal to the greater of the federal funds rate or the one month LIBOR rate plus (a) for each Borrowing Base A Loan, a margin of 1.50% per annum and (b) for Borrowing Base B Loans, a margin of 2.0% per annum. Interest is payable quarterly.

The Company and the affiliate are charged an annual commitment fee of 0.25% on the average daily amount of the unused portion of the Revolving Credit Agreement. Depending on each borrowing base, availability under the Revolving Credit Agreement is limited to either (i) a percentage of the market value of temporary positions pledged as collateral in the case of Borrowing Base A Loans, or (ii) a percentage of the margin deposit required by the NSCC in the case of Borrowing Base B Loans.

Among other restrictions, the Revolving Credit Agreement includes customary representations, warranties, affirmative and negative covenants related to (a) liens, (b) financial covenant requirements for maintaining a consolidated leverage ratio and a liquidity ratio, as well as requirements for maintaining minimum levels of tangible net worth and regulatory capital, and (c) restrictions on investments, dispositions and other restrictions and events of default customary for financings of these types. As of December 31, 2011, the Company, the affiliate and KCG were in compliance with all covenants under the Revolving Credit Agreement.

In connection with the Revolving Credit Agreement, the Company incurred issuance costs of $500,000. The issuance costs are recorded within Other assets on the Statement of Financial Condition and are amortized over the term of the Revolving Credit Agreement.

9. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees of the Company are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Unvested awards granted before September 1, 2010 are generally canceled if employment is terminated before the end of the relevant vesting period. For annual incentive awards granted after September 1, 2010 and up to September 30, 2011, full vesting is given where an employee has been terminated without cause by the Company. For all other awards granted after September 1, 2010 and up to September 30, 2011 unvested awards are generally canceled if employment is terminated for any reason before the end of the relevant vesting period. Effective October 1, 2011, for all awards granted after such date, full vesting will be given where an employee has been terminated without cause by the Company.

Restricted Shares and Restricted Stock Units

Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. Restricted awards generally vest ratably over three years. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances.

Stock Options

The Company's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. The Company has the right to fully vest employees in their options upon retirement and in certain other circumstances.

10. Income Taxes

The Company is considered to be a disregarded entity for income tax purposes. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred tax liability at December 31, 2011 of $1.6 million is included in Accrued expenses and other liabilities on the Statement of Financial Condition.

11. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total revenues of the Company during the year. For the year ended December 31, 2011, an affiliated broker that introduces substantially all of its equity transactions through the Company, accounted for approximately 25% of total revenues for the year. No other client accounted for 10% or more of total revenues.

12. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. As of December 31, 2011, future minimum rental commitments under all noncancelable office leases were as follows (in thousands):

	Total
Year ending December 31, 2012	$ 671
Year ending December 31, 2013	692
Year ending December 31, 2014	359
Year ending December 31, 2015	190
Year ending December 31, 2016	192
Thereafter through 2022	80
	$ 2,184

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. The results of these matters cannot be predicted, and the Company cannot estimate a possible range of loss for these matters at this time. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

13. Related Party Transactions

Compensation expenses related to the overall management of the Company are allocated to the Company by an affiliate.

The Company pays KCG and an affiliate for allocated accounting, legal, IT and other support staff costs incurred by or allocable to the Company. These allocations are based on a direct allocation of employee time. Other direct expenses are also allocated to the Company based on actual usage.

The Company receives fees from affiliated brokers for clearing introduced transactions from customers and proprietary transactions of the affiliated brokers.

Related to the clearance of proprietary transactions introduced by an affiliated broker, the Company carries balances related to the proprietary accounts of the introducing brokers ("PAIB"). Included in Payable to brokers, dealers and clearing organizations are PAIB balances payable to affiliates of $273.7 million. The Company charges or credits the affiliated brokers interest on these balances an amount that approximates its external borrowing rate.

The Company pays an affiliate a fee to develop, manage and maintain the Company's direct market access platform.

In the normal course of business, the Company may enter into short-term loans, payable on demand, from affiliated companies for which the Company pays an amount approximating its borrowing rate.

Payable to affiliates at December 31, 2011 include $11.5 million in noninterest bearing payables, primarily related to allocated income tax expense (Note 10).

As described in Note 1, the Company merged with two affiliated entities on January 1, 2011. In connection with this business combination, KCG contributed net assets of $166.7 million to the Company through KCH.

In 2011, the Company made a total of $45.0 million in capital distributions through KCH to KCG.

14. Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears substantially all of its U.S. equity securities transactions as well as those of its affiliated brokers using an internally-developed platform. Self-clearing exposes the Company to operational risks, including business disruption, operational inefficiencies, liquidity, counterparty and financing risks and potentially increased expenses and lost revenue opportunities. While the clearing platform, operational processes, enhanced infrastructure, and current and future financing arrangements have been carefully designed, the Company may nevertheless encounter difficulties that may lead to operating inefficiencies, dissatisfaction amongst its client base, disruption in the infrastructure that supports the business, inadequate liquidity and/or financial loss. These activities may also expose the Company to off-balance-sheet risk in the event an affiliate, customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The securities clearance and settlement activities of the Company, the affiliates and their customers are transacted on either a cash, receive/deliver versus payment ("RVP/DVP") or margin basis. Substantially all of the customer transactions are settled on an RVP/DVP basis which involves payment or receipt of funds at substantially the same time underlying securities are received from or delivered to other brokers.

In margin transactions, the Company extends credit to its affiliates, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliates' accounts. In connection with these activities, the Company clears transactions of affiliates involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates may incur. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's obligations. The Company seeks to control the risks associated with its affiliates activities by requiring affiliates to maintain margin collateral in accordance with various regulatory and internal guidelines. The Company monitors these required margin levels on a daily basis and, pursuant to such guidelines, requires the affiliates to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge customer and affiliate securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer or affiliate securities pledged as collateral, the Company may be

exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer or affiliate obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company also clears a portion of its securities transactions through third party clearing brokers on a fully disclosed basis. Accordingly, the Company has credit exposures with the clearing brokers. Additionally, pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agent and all counterparties with which it conducts business. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to these rights. At December 31, 2011, the Company has recorded no liabilities with regard to the rights.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

15. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined.

At December 31, 2011, the Company had net capital of $116.4 million, which was $115.8 million in excess of its required net capital of $606,000.

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© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.